SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2010

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno N°877 22nd Floor (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated October 1, 2010 filed by the Company with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires.

By letter dated October 1, 2010, the Company reported that the Board of Directors called a General Ordinary and Extraordinary Shareholders’ Meeting to be held on October 29, 2010 at 11:00 am, Buenos Aires time, at Bolivar 108, 1st floor, City of Buenos Aires, outside its headquarters to discuss the following agenda:

1. Appointment of two shareholders to sign the minutes of the Shareholders’ Meeting.

2. Consideration of the documentation set forth in Section 234, subsection 1, Law 19,550, for the fiscal year ended 06-30-10.

3. Consideration of duties discharged by the Board of Directors.

4. Consideration of duties discharged by the Supervisory Committee.

5. Discussion and allocation of results of the fiscal year ended 06-30-10, which showed profits in the amount of Ps.119,102,000.

6. Consideration of remuneration payable to Board members for the fiscal year ended 06-30-10, in the amount of Ps.21,839,571, Ps.16,182,226 in excess of the maximum amount equivalent to five per cent (5%) of profits which was increased in compliance with Section 261 of Law 19,550 and the Regulations issued by the Argentine Securities Exchange Commission, in connection with the proposal of no distributing dividends. Delegation of powers to the Board of Directors for approval of budget submitted by the Audit Committee.

7. Consideration of remuneration payable to the members of the Supervisory Committee for the fiscal year ended 06-30-10.

8. Appointment of regular and alternate members of the Supervisory Committee.

9. Appointment of Certifying Accountant for the ensuing fiscal year and determination of amount payable as remuneration. Delegation.

10.	Update of the Shared Services Agreement report. Approval of amendments and delegation of powers.

11.	Treatment of amounts paid as tax on personal assets of the shareholders.

12. Consideration of the approval of the Prospectus of merger (Fusion por absorcion)of Shopping Alto Palermo S.A. (“SAPSA”) into the Company as of 06-30-10. Ratification of the actions taken to date by the Boards and/or attorneys in fact of the Company and SAPSA in regard to the merger (fusion) approved in the shareholders’ meeting held on October 29, 2009 adjourned to November 27, 2009 and resumed on such date. Delegations and authorizations.

13. Ratification of the payment of a bonus to the Company’s management duly approved by the shareholders´meeting held on October 29, 2009. Rectification of the calculation basis for the application of 1%. Ratification of the delegation to the Board of Directors in connection with implementation, percentage allocation, timing and terms of payment.

In order to attend the Shareholders’ Meeting, shareholders are required to obtain a certificate evidencing the book-entry shares account maintained by Caja de Valores S.A. and to submit same for purposes of its deposit at Florida 537, 18th floor, CABA from 10:00 a.m. to 5:00 p.m. not later than October 22, 2010.-

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By:	/S/ SAÚL ZANG
Name:	Saúl Zang
Title:	Responsible of Relationships with the markets

Dated: October 6, 2010.